Exhibit 99.1

Lake Shore Gold Announces Filing of Annual Information Form and Form 40-F

TORONTO, ONTARIO--(Marketwired - March 30, 2015) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced that the Company has filed its Annual Information Form with Canadian securities regulators on SEDAR, and filed its Annual Report on Form 40-F with the United States Securities Exchange Commission on EDGAR.

Copies of these documents are available through the Company's website at www.lsgold.com. Hard copies may be requested, free of charge, by calling 416-703-6298 or via email using the Contact link on the Company's website.

The Company also announced that a technical report (the "Report"), entitled "NI 43-101 Technical Report, Updated Mineral Reserve Estimate For Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada" has been filed on SEDAR at www.sedar.com.

The Report includes the previously announced updated resource and reserve estimates for the Bell Creek Mine (see press release dated March 12, 2015).

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer that is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company's common shares trade on the TSX and NYSE MKT under the symbol LSG.

Contact Information

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
www.lsgold.com